FOR IMMEDIATE RELEASE

San Diego-Based Mundoval Fund Asks: “Was General Electric Really Worth $10 Billion Less Thursday than Wednesday?”

Contact: Whitney Kirk Director of Marketing & Communications (858) 454-4837, whitney@aqjohnson.com

SAN DIEGO, July 7, 2010 - On Thursday, May 20th of this year, the stock price for General Electric closed at $16.26, a significant 5.8% drop from Wednesday's closing price of $17.26. Despite a lack of company changes or announcements, GE's market capitalization fell by over $10 billion that day, or roughly the entire capitalization of The Office Depot and Southwest Airlines combined (source: Standard & Poor’s).

GE is a well diversified and consistently profitable business that generated an average of $19.7 billion in free cash flow for each of the past 10 years (source: Morningstar). The market’s seemingly baseless punishment of GE on May 20th is a reminder of how day-to-day stock prices can fluctuate more rapidly and drastically than a company's fundamental or intrinsic value, often thanks to investor fear or greed, or capital market factors beyond the scope of individual businesses.

“For the Mundoval Fund, we look at short-term market dips for opportunities to purchase good businesses at discount prices” noted Mundoval Fund President, Arthur Johnson. “As long-term value investors, we typically hold each business for a full market cycle- around 3 to 5 years- so we're less concerned with daily or even monthly stock price swings. We’re focused instead on finding what we feel are high-quality, attractively-priced companies that can create shareholder wealth over the next several years.”

Investors should consider the investment objectives, risks, charges, and expenses of the Fund carefully before investing. The Fund’s prospectus contains this and other information about the Fund and is available upon request by calling (877) 59-FUNDS, or by visiting the Fund’s website at www.mundoval.com. Please obtain and carefully read the prospectus before investing. Companies mentioned are not recommendations to buy or sell individual stocks.

About the Mundoval Fund

The Mundoval Fund (ticker: MUNDX) is managed by San Diego-based investment advisor, A.Q. Johnson & Co., Inc. The Fund was launched September 3, 2004 and seeks long-term capital appreciation. The Fund had $9.55 million in net assets as of June 30, 2010.

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